[FORM OF OPINION OF BINGHAM McCUTCHEN LLP]

[           ], 2014

Trust for Advised Portfolios 615 E. Michigan Street Milwaukee, Wisconsin 53202
Sound Point Floating Rate Income Fund 375 Park Ave, 25th Floor New York, New York 10152

Ladies and Gentlemen:

This opinion is furnished to you pursuant to Paragraph 5.6 of the Agreement and Plan of Reorganization and Termination (the “Agreement”), dated as of [ ], 2014, among Trust for Advised Portfolios, a Delaware statutory trust (the “Acquiring Trust”), on behalf of Sound Point Floating Rate Income Fund, a series thereof (the “Acquiring Fund”), and Sound Point Floating Rate Income Fund, a Delaware statutory trust (the “Acquired Trust”), on behalf of its sole series, Sound Point Floating Rate Income Fund (the “Acquired Fund”).  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement.  The Agreement contemplates (1) the transfer of all of the Assets of the Acquired Fund to the Acquiring Fund in exchange solely for (a) the issuance to the Acquired Fund of the number of Acquiring Fund shares, including fractional Acquiring Fund shares, equal to the  number of full and fractional Acquired Fund shares then outstanding, and (b) the assumption by the Acquiring Fund of all Liabilities of the Acquired Fund, and (2) the distribution by the Acquired Fund of the Acquiring Fund shares to the Shareholders in complete liquidation and dissolution of the Acquired Fund (collectively, the “Transaction”).

In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement, the Combined Prospectus/Proxy Statement of the Acquired Fund and the Acquiring Fund, dated [April 28, 2014], and related documents (collectively, the “Transaction Documents”).  In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies).  We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.

Trust for Advised Portfolios
Sound Point Floating Rate Income Fund
[        ], 2014
Page Two

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction Documents and in certificates of the Acquiring Trust and the Acquired Trust, each dated as of the date hereof (the “Certificates”).  Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material respects as of the date of the Transaction, and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates.  Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the “Code”), existing case law, existing permanent and temporary treasury regulations promulgated under the Code (“Treasury Regulations”), and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively.  We assume no obligation to update our opinion to reflect other facts or any changes in law or in the interpretation thereof that may hereafter occur.

On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

1.
The Transaction will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and each of the Acquired Trust and the Acquiring Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.
No gain or loss will be recognized by the Acquired Trust on the transfer of the Assets to the Acquiring Fund solely in exchange for the Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities, or upon the distribution of the Acquiring Fund shares to the shareholders of the Acquired Fund, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an Asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.
The tax basis in the hands of the Acquiring Fund of each Asset will be the same as the tax basis of such Asset in the hands of the Acquired Trust immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Trust on the transfer.

Trust for Advised Portfolios
Sound Point Floating Rate Income Fund
[        ], 2014
Page Three

4.
The holding period of each Asset in the hands of the Acquiring Fund, other than Assets with respect to which gain or loss is required to be recognized, will include in each instance the period during which such Asset was held by the Acquired Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an Asset).

5.	No gain or loss will be recognized by the Acquiring Fund upon its receipt of the Assets solely in exchange for Acquiring Fund shares and the assumption of the Liabilities.

6.	No gain or loss will be recognized by the Shareholders upon the exchange of their Acquired Fund shares for Acquiring Fund shares as part of the Transaction.

7.	The aggregate tax basis of the Acquiring Fund shares that each Shareholder receives in the Transaction will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor.

8.
Each Shareholder’s holding period for the Acquiring Fund shares received in the Transaction will include the period for which such Shareholder held the Acquired Fund shares exchanged therefor, provided that the Shareholder held such Acquired Fund shares as capital assets on the date of the exchange.

This opinion is being delivered solely to you for your use in connection with the referenced Transaction, and may not be relied upon by any other person or used for any other purpose.

Very truly yours,

BINGHAM McCUTCHEN LLP